Prospectus Supplement No. 3	Filed pursuant to Rule 424(b)(3)
To Prospectus dated May 14, 2008	File No. 333-148982

ZION OIL & GAS, INC.

This document supplements the prospectus dated May 14, 2008, as supplemented on October 24, 2008 and December 1, 2008, relating to the offer and sale of a minimum of 350,000 up to a maximum of 2,500,000 units of our securities. This prospectus supplement is incorporated by reference into the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to the prospectus.

Third and Final Closing

Following the receipt and acceptance of subscriptions in a total amount of $2,490,390 for 249,039 Units pursuant to the terms of our offering subject of the prospectus, Zion effected a third and final closing of the offering on January 16, 2009.  Of the subscriptions accepted, $2,364,640 were for cash and $125,750 was conversion of debt.

In connection with the third and final closing, Zion issued 249,039 Units in accordance with the instructions of the subscribers and issued instructions to the escrow agent to disburse proceeds of the subscriptions in the amount of $2,175,469 to Zion. The remaining $189,171 of funds disbursed from the escrow account were distributed to Brockington Securities, Inc., the underwriter of the offering, and its placement agents, in accordance with the terms of underwriting agreement as described at pages 14-16 of the prospectus ("PLAN OF DISTRIBUTION - Underwriting Agreement"), as follows: $118,232 in commissions and $70,939 of expense reimbursement.

The offering has now terminated.

Listing on NYSE Alternext US LLC and Commencement of Trading of the Warrants

On February 9, 2009, the shares and the Unit Warrant will separate and trade separately and the Unit as such will cease to exist. The warrant included in the Unit will first become exercisable only on February 9, 2009 and will continue to be exercisable through January 31, 2012 at a per share exercise price of $7.00. The offering has terminated.

Use of Proceeds

As described above, in connection with the third and final closing, the escrow agent released the $2,364,640 of funds in the escrow account as follows: $189,171 to the underwriter in payment of $118,232 of commissions and $70,939 of expenses due underwriter in accordance with the terms of the underwriting agreement. The remaining $2,178,229 were released to the company for use by the company for the purposes and in the amounts described at pages 10-12 of the prospectus ("USE OF PROCEEDS").

Investing in our common stock is very risky. See "Risk Factors" commencing at page 2 of the prospectus to read about the risks that you should consider before buying shares of our stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 21, 2009.